Exhibit 99.2

ALL RIG HT S BELONG TO FUSION - FUEL 2Q 2023 PRESENTATION

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the "Company"). Such statements are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The Company's actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company's control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; or any adverse public health developments on the Company's business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company's consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS") and is denominated in Euros ("EUR" or "€"). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2022 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2022.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

ALL RIGHTS BELONG TO FUSION-FUEL

ALL RIG HT S BELONG TO FUSION - FUEL ▪ Focus on Fusion ▪ Q2 Financials & Highlights ▪ Projects Update ▪ Technology Update ▪ 2023 Milestones and Priorities ▪ Q&A AGENDA

ALL RIG HT S BELONG TO FUSION - FUEL 01 – FOCUS ON FUSION

01 – FUSION FUEL AT A GLANCE

FUSION FUEL™

Fusion Fuel is a pure-play green hydrogen solutions company. We are committed to making the energy transition more accessible through the development of disruptive, scalable, modular hydrogen solutions.

Unique product offering based on patented micro-electrolyzer technology

- Modular PEM architecture unlocks cost advantage at small-to-midscale project sizes
- Enables distributed hydrogen production, bypassing need for costly infrastructure buildout or last-mile logistics & distribution

De-risked near-term project pipeline

- €60+ million of grant funding awarded in Portugal and Spain
- 240+ MW technology sale pipeline through 2025

Differentiated strategy of tech sales and project development

- Diversified revenue streams from multifaceted commercial model (tech sales, project sales, development fees, O&M service fees, hydrogen sales)
- Development pipeline drives incremental technology sale demand

Significant growth potential from current platform

- 1.5 GW project pipeline focused on Portugal, Spain, Italy and North America, with further potential growth ramp
- Production facility aims to reach 500 MW of annual electrolysis production capacity by the end of 2025; 'cut & paste' approach for new geographies

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ALL RIG HT S BELONG TO FUSION - FUEL 02 – Q2 FINANCIALS & HIGHLIGHTS

02 – SECOND QUARTER HIGHLIGHTS

FUSION FUEL™

Key Developments

- Won €2.46 million green hydrogen equipment supply contract with CSIC in Spain
- Published inaugural ESG Report
- 1 MW project in Italy using Fusion Fuel technology awarded grant to support its execution
- Further invoices issued for technology and turn-key project sales

Subsequent Events

- Announced long-term green hydrogen offtake contract with a Spanish industrial group
- Submitted three projects to Spanish H2 Pioneers II program and four projects to the new Portuguese C-14 program, cumulatively representing nearly 70 MW of electrolyzer capacity
- Finalized acceptance tests at the Exolum hydrogen plant
- Creating strategic partnership with Duferco Energia to enter Italian market, starting with a 1 MW HEVO-Chain Series NC project in Southern Italy
- Signed agreement with Hydrogen Ventures to reach FID on a €20+ million project in Portugal by end of 2023
- In negotiations with BGR Energy to install 1 MW HEVO-Chain demonstrator in India in 2024

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q2 2023	Q1 2023
o/w revenues[1]	-	582
o/w cost of goods sold[2]	(7,287)	(1,120)
o/w share-based payment (non-cash) expenses[3]	(352)	(855)
o/w operating expenses[4]	(4,634)	(5,975)
o/w impairment of property, plant and equipment[5]	(205)	-
OPERATING (LOSS) INCOME	**(12,478)**	**(7,368)**

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q2 2023	Q1 2023
o/w fair value movement – warrants[6]	309	4,975
o/w finance gain/ (loss), net	(122)	(90)
o/w share of loss of equity-accounted investees	(90)	(115)
PRE-TAX (LOSS) / PROFIT	**(12,381)**	**(2,598)**

[1] The Q1 2023 is the first quarter the Group recognized revenue from a technology sale relating to 62 HEVO-Solar units. No revenue was recognised in Q2 2023.

[2] During Q4 2022, we recorded an onerous contract provision charge of €6.52million relating to three technology sales contracts. The amount expensed during 2022 represented the total expected losses for these projects. During Q1 2023 we reversed some of this provision (€0.77 million) as the projects progressed. The onerous provision charges are non-cash items. During Q1 2023, scrapping costs of €0.1 million were incurred as part of the production of our product, the comparable amount recorded in Q2 2023 was €0.1 million. During Q2 2023, we also recorded an impairment charge of €7.19 million for specific items of raw materials and work-in-progress that will no longer be used by the Group. These items represent materials that were purchased & manufactured to legacy design.

[3] Q2 2023 expense relates to 125,099 RSU's granted to employees, directors and consultants since year ended December 31, 2021, 2,128,554 options issued to five senior managers and 143,628 options issued in Q1 2023 to its non-executive directors. During Q2 2023, we granted 57,472 RSUs to employees whilst 13,465 RSUs were forfeited. During this quarter, this expense decreased as certain options (800,000) and RSU's (12,649) failed to meet the vesting conditions of the initial award. These were treated as forfeitures. We recorded a credit of €1.3 million during this quarter – €1.03 million in equity and €0.26 million in income statement relating to these forfeitures. These are non-cash expenses.

[4] These expenses are incurred in the ongoing operations of the Group. Our operating expenses decreased by €1.34 million in Q2 2023. This decrease can be summarised as follows:

- Decrease of a non-recurring expense of €1.49 million during Q1 2023. This expense related to a specific production line expected to be installed at our Benavente facility during 2023 that we will no longer utilise. Due to the change in approach, this amount did not meet the required criteria for capitalization;
- Decrease of €0.2 million in personnel related costs because of reduction in headcount; and
- Offset by an increase of €0.19m of legal costs with lawyers.

[5] During Q2 2023 an impairment of €0.21 million was recognized for equipment at the Benavente plant that will be sold during Q3 2023. This equipment was capitalized during Q4 2022.

[6] Warrants are re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. No warrants have been exercised since Q1 2021. These fair value movements represent non-cash items.

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q2 2023	Q1 2023
Property, plant and equipment[1]	28,755	23,736
Intangible assets[2]	5,184	5,285
TOTAL NON-CURRENT ASSETS	**33,939**	**29,021**
Trade receivables[3]	828	1,109
Prepayments and other receivables[4]	4,002	4,437
Inventory[5]	17,411	22,806
VAT receivable[6]	1,397	4,238
Cash and cash equivalents	3,085	5,759
TOTAL CURRENT ASSETS	**26,723**	**38,349**
TOTAL ASSETS	**60,662**	**67,370**

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q2 2023	Q1 2023
Trade and other payables[7]	22,426	16,578
Cost accruals	2,452	2,233
Deferred income[8]	7,544	6,237
Provisions[9]	7,631	7,631
Derivative financial instruments – Warrants[10]	2,367	2,676
Loans and borrowings	414	2,000
TOTAL LIABILITIES	**42,834**	**37,355**
TOTAL NET ASSETS	**17,828**	**30,015**

[1] The balance includes our Benavente facility (€9.90m), our Évora demonstrator plants (€4.39 million), and our HEVO-Sul project in Sines, Portugal (€3.5 million). In addition, we have recognized Right-of-Use (RoU) assets for our lease arrangements in accordance with IFRS 16 *Leases* (€10.40 million). The increase registered during the second quarter is related with new equipment in Benavente and new land leases which resulted in an increase of €0.78 million.

[2] Includes IP that was transferred during the 2020 merger (€1.9 million) and the spend incurred on our HEVO technology to date (€2.15 million, net of amortization charges) along with amounts on future iterations of the HEVO (€0.37 million).

[3] Trade receivables relates to amounts owing from our technology sales customers.

[4] Advanced payments to suppliers' accounts for €1.16 million of this balance. In addition, we have deferred costs (€0.2 million), security deposits (€1.3 million) and a grant receivable balance of €0.8 million.

[5] Inventory consists of raw materials (€3.88 million) and work in progress (€13.53 million). This balance is net of impairment charges booked during Q2 2023 (€7.19 million).

[6] During Q2 2023, we received €3.17 million in reimbursements relating to VAT which was offset by the submission of further claims during Q2 2023 of €0.41 million. During Q3 2023 to date, we have received a further €0.41 million.

[7] €11.18 million of this balance represents amounts owed to suppliers. The remaining balance relates primarily to IFRS 16 Lease bookings (€10.8 million).

[8] €5.98 million of this balance represents grant funding received in Dec. 2022, Q1 2023 and Q2 2023 for our C-5 project. The remaining balance (€1.57 million) relates to technology sales that have not met the revenue recognition criteria.

[9] During Q4 2022, we recorded an onerous contract provision for our technology sales contracts. During Q1 2023 we reversed a portion of this provision as the projects progressed.

[10] The fair value of the warrants is determined with reference to the prevailing market price of the warrants which trade on NASDAQ under the ticker HTOOW. The market price at June 30, 2023, was $0.29 (March 31, 2023: $ 0.33).

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

SHARES, WARRANTS AND EQUITY PLAN AT PERIOD END	Q2 2023	Q1 2023
ORDINARY SHARES - Class A[1]	14,532,500	14,532,500
WARRANTS OUTSTANDING	8,869,633	8,869,633
RSUs OUTSTANDING	127,071	80,276
OPTIONS OUTSTANDING	1,472,182	2,271,682

[1] On June 6, 2022, we entered into an At the Market Issuance Sales Agreement ("the ATM") with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principle, shares of the Company's common stock having an aggregate offering price of up to $30 million under the Company's Form F-3 registration statement. In Q2 2023, the amount available to be sold under the ATM was reduced to $10 million. During Q1 2023, we sold 726,851 class A ordinary shares for net proceeds of $2,599,146 at an average sales price of $3.91 per share. We paid $77,974 in commissions to agents as part of these trades. No ATM Share were sold during Q2 2023. Between July 14, 2023 and August 1, 2023, we sold 222,469 class A ordinary shares for net proceeds of $492,788 at an average sales price of $2.35 per share. We paid $20,490 in commissions to agents as part of these trades.

GRANT UPDATE – SUBSEQUENT TO JUNE 30, 2023 (€ millions)

	TOTAL APPROVED	TOTAL INVOICED (TO DATE)
GRANT TOTAL[2]	60	9.6

Fusion Fuel has submitted multiple submissions to grant programs in both Portugal and Spain in Q3 2023

[2] Grant values include grants awarded to Fusion Fuel's own projects as well as projects by third party clients and developers that include Fusion Fuel technology. The grants relate to projects in Portugal, Spain and Italy. In Portugal, the grants also include the previously announced grants for R&D and for our Benavente production facility.

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

Revenues & Gross Margins

- Our initial 2023 revenue forecast was based on: 1) technology sales with committed orders and 2) projects in advanced stages of development. The €25m was split between €5m for tech sales and €20m in proceeds associated with the company's own projects
- Revised 2023 revenue forecast excludes projects in advanced stages of development, which included two projects with grants that required completion during 2023. Due to delays in the licensing and permitting processes, the prospective clients for these two projects were moved to other projects in our portfolio for completion in 2024
- Cost of Goods Sold ('COGS') will be lower due to the reduction in sales in 2023. In addition, losses associated with technology sales were recorded in previous periods which will result in lower COGS being recorded once the associated revenues are booked
- The Net Income / (Loss) amount includes impairment charges recorded during Q2 2023 and does not contemplate further impairments. This line item excludes amounts related to share-based payment costs and any fair value movements on warrants
- We expect to issue revised guidance for 2024/25 as part of our Q3 2023 investor update

	Guidance - Initial	Guidance - Revised
Revenues	€25m	€5m
Gross margin	<10%	<10%
SG&A	€17m	€18m
Net Income / (Loss)	(€15m)	(€24m)
Production Capacity	50 MW	40 MW

Working capital and CAPEX

- The 50MW of production capacity expected at the end of 2023 assumed some investment in a second production line that has been shifted to 2024. We will continue to aim to match actual production with client deliveries which may be lower than max production capacity
- Investments in development projects previously estimated at €7m will be lower given the licensing delays. This expenditure is at our discretion

Projections are based on the financial and business model of Fusion Fuel, constitute "forward-looking statements" and involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers at the start of this presentation.

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ALL RIG HT S BELONG TO FUSION - FUEL 12 02 – FINANCIAL DATA (UNAUDITED)       CASH INFLOWS        REVENUE RECOGNITION  Contract Signature Delivery of Operating Manuals Equipment Manufacture Equipment Delivery Mechanical & Electrical Works Installation & Commissioning CASH INFLOWS vs REVENUE RECOGNITION  Note: the table above is illustrative; actual timing of revenue recognition may differ from contract to contract

ALL RIG HT S BELONG TO FUSION - FUEL 03 – PROJECTS UPDATE

03 – EXOLUM SOLAR TO HRS PLANT

FUSION FUEL™

Exolum Green H2 Mobility Plant – In Operation

exolum

FUSION FUEL™


Water
WATER TREATMENT
21 HEVO-Solar
HEVO-Solar
H2 PURIFICATION
COMPRESSION UNIT 500 BAR
H2 STORAGE 500 BAR
H2 DISPENSER
H₂





- Fusion Fuel designed and oversaw the installation and commissioning of the first solar to hydrogen refuelling station in Iberia for its client, Exolum
- The 21 HEVO-Solar units have a max production of 9kg/h (solar only) or 11 kg/h (using power grid) and includes compression to 500 barg and a hydrogen refuelling station
- Plant is expected to start refuelling buses in September

Atlas Copco Compressor | PRF Integrator | CETIL Dispensing Technology H2 Dispenser | sysadvance Water Purifier

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03 – FF's OWN PROJECT PORTFOLIO IS A CRITICAL DRIVER FOR TECH SALES

FUSION FUEL™

Portugal Project Portfolio Update

- Portfolio with secured land in strategic sites and government grants to support deployment of the projects
- Total installed capacity of c.a. 110 MW with commissioning dates no later than 4Q 2025
- €44m of governmental grant funding contracted and secured
- Green hydrogen production plants located in strategic hubs with high demand for green hydrogen
- > 170 hectares of secured plots for development of renewable power to ensure low cost of energy

Project Milestones

Project	Installed Electrolyzer Capacity (MW)	H2 prod. (tons p.a.)	FID[1]	COD[2]	Land Contracted	Municipality location approval	Electric grid connection (MVA)	Grants Secured[8] (million EUR)	Environ. Permits	Class V Financial model	Offtaker LoI / MoU
Sines I	10	765	2023 Q4	2024 Q4	✓[3]	✓	✓[7] (12 MVA)	✓ (EUR 10)	✓	✓	✓
Sines II	90	9,250	2024 Q2	2025 Q2	✓[3]		✓[7] (100 MVA)	✓ (EUR 26)		✓	✓
Elvas	4	165	2024 Q2	2025 Q2	[4]			✓ (EUR 3.6)		✓	✓
Azambuja	5	210	2024 Q2	Q2 2025	✓[5]	✓[6]		✓ (EUR 4.2)	✓[9]	✓	✓
Aveiro	25	2,100	2024 Q2	Q4 2025	Land belongs to Municipality	✓		Awaiting C14 result		✓	✓

1. Final Investment Decision; 2. Commercial Operating Date; 3. Industrial site secured. Total of 7ha of industrial site secured in the highly competitive Sines Industrial Hub. Additionally, Fusion Fuel secured 150+ha of land to develop owned renewable power assets aiming to reduce the cost of energy supply (c.a. 70% of OPEX). 4. On client scope; 5. 0.6 ha of industrial site secured to install H2 production and hydrogen refueling station. 10 ha secured for renewable power sourcing. 6. Request for location approval submitted. Expected response in September 2023. 7. Letter with approval and confirming technical conditions to connect to electric utility received; 8. Contracted and secured. 9. Submitted.


Aveiro (25 MW)
Azambuja (5 MW)
Elvas (4 MW)
Sines I (10 MW)
Sines II (90 MW)

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03 – SPAIN PERTE & PORTUGAL C-14 GRANT SUBMISSIONS

FUSION FUEL™

03 – SPAIN PERTE & PORTUGAL C-14 GRANT SUBMISSIONS

Recent submissions to new grant opportunities

- In addition to supplying hydrogen producing systems to third-party clients, Fusion Fuel continues to secure future green hydrogen projects for its own project portfolio, to then develop for sale to infrastructure partners
- In July, both Portugal and Spain had submission deadlines for their latest Recovery & Resilience grant programs
  - Fusion Fuel has submitted 2 projects in Spain and 1 project in Portugal for potential grant awards
  - Fusion Fuel was also the named technology provider for submissions of 1 Spanish and 3 Portuguese third party projects

SPAIN – PERTE

	Project	Use case	MW	M€ Grant	Status
2022	Toledo	Industry	2.5	3.35	Awarded
2023	Zaragoza	Mobility (trucks + buses + forklifts)	5.7	9	Submitted
	Toledo II	Mobility (trucks + buses)	5.6	14.4	Submitted
	Client A	Industry	1.6	1.33	Submitted

PORTUGAL – C-14

Project	Use case	MW	M€ Grant	Status
Sines I	Industry	10	10	Awarded
HEVO Aveiro	Blending	25	15	Submitted
Client A	Blending / feedstock	10	6.8	Submitted
Client B	Mobility	10	11.84	Submitted
Client C	Blending / feedstock	10	6.85	Submitted

Financiado por la Unión Europea NextGenerationEU

PRR República Portuguesa Financiado pela União Europeia NextGenerationEU

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FUSION FUEL™

03 – CURRENT TECH SALES PIPELINE BREAKDOWN

SUBMITTED PROPOSALS

~176 MW

Potential Bookings

~ 222M€

Offers submitted

41 Orders

SHORT-LISTED

~ 46 MW

Potential Bookings

~67 M€

Short-listed following competitive bid
Contract negotiations

6 Orders

AWARDED + BOOKED ORDERS

~ 5 MW [1]

Potential Bookings

~ 11.3M€ [2]

Firm commitments &
Contract awarded

5 Orders

Figures for each stage are as of mid-August 2023

- In June 2023, Fusion Fuel initiated a focused effort on third-party technology sales, having as of now submitted offers for approximately 30 third-party opportunities
- First offers have now been submitted for projects in Northern Europe, one of the priorities for 2023
- Own projects, to be sold to an infrastructure investor, represent approximately 46 MW of the 222MW short to midterm pipeline
- Own projects currently being negotiated with third parties represent approximately €67m of potential revenues for Fusion Fuel

Note:
[1] Includes already announced projects of Exolum, CSIC & KEME
[2] Including Balance of Plant & Engineering for Exolum and CSIC

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ALL RIG HT S BELONG TO FUSION - FUEL Partners Offtake 18 Engineering BoP Procurement Construction Installation & Commissioning Fusion Fuel Core 03 – WHERE WE WANT TO PLAY Electrolyzer Fusion Fuel Core Fusion Fuel Optional Fusion Fuel Optional Fusion Fuel Partners ▪ Fusion Fuel ó s core business is the sale and installation & commissioning of our proprietary electrolyzer solutions ▪ Fusion Fuel has also developed unique expertise with specialist knowledge of hydrogen gas management, and project design and engineering, along with partnerships with key value chain partners for balance of plant equipment  ▪ In certain markets, Fusion Fuel will also provide engineering and procurement services for a fee. This is a particular competitive advantage for clients that do not have substantial gas market knowledge  ▪ Some proposals require a substantial degree of engineering to be able to be submitted. For certain core markets, Fusion Fuel ó s engineering team can undertake this work, for others we will look for local partners with relevant expertise

ALL RIG HT S BELONG TO FUSION - FUEL Duferco Energia , a company of the Duferco Group, is an operator active across the full spectrum of the Italian energy market from renewable production, to trading, to the supply to the end - user and the development of energy efficiency services : ▪ Fusion Fuel and Duferco are working together on a commercial agreement to develop an Italian sales force team to market the new HEVO - Chain technology. This partnership will leverage Duferco’s network and commercial capabilities, which will allow for a faster and broader market coverage ▪ Duferco was awarded a grant to install a 1 MW green hydrogen plant in 1 H 2025 to reduce the carbon footprint of a local refinery. As a result, Fusion Fuel will provide a 1 MW HEVO - Chain Series C electrolyser solution 19 Italy Other Partnerships Fusion Fuel is actively engaged in establishing several key partnerships, to open and engage in markets where Fusion Fuel would have limited ability to cover by itself . These include : ▪ Partnership for a specific European country, aimed to cover both the development and CAPEX funding required to deliver on several of the large - scale projects Fusion Fuel is engaged on ▪ Partnership to develop hydrogen projects and potential tech sales representation in North America ▪ Partnership to provide hydrogen technology to projects in India with the potential to consider production facility in the future Further information will be provided as the partnership discussions evolve 03 – STRATEGIC PARTNERSHIPS

03 – HPA SECURED
FUSION FUEL™

HYDROGEN VENTURES

- HPA for the supply of fuel cell grade green hydrogen in Portugal
- 3 tons in 2023
- 30 tons per year as of 2024
- 10-year agreement

DOUROGAS

- Fusion Fuel's first offtake contract aimed at blending green hydrogen within the Portuguese natural gas grid, and a first-of-its-kind agreement in Portugal
- 10-year agreement
- The price has as reference gas prices (TTF) plus CO_2 emissions avoided

SPAIN CLIENT A

- Long-term green hydrogen offtake contract with a Spanish industrial group
- 111.5 tons per year
- Client A will buy the green hydrogen necessary to offset 30% of their annual energy consumption and thereby significantly reduce carbon emissions

HYDROGEN VENTURES

dourogás

Fusion Fuel has 14 MOUs signed for ~3,000 tons and another 5 under negotiation to supply hydrogen in Iberia. The Green Hydrogen economy is at an early stage and these first MoUs provide a critical foothold for Fusion Fuel in the region.

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ALL RIG HT S BELONG TO FUSION - FUEL 04 – TECHNOLOGY UPDATE

04 – COMPARATIVE ADVANTAGE

FUSION FUEL™

Advantages of Fusion Fuel's HEVO-Chain Technology

- Market-leading system efficiency of 51.8 kWh/kg at 4 barg; PEM stack efficiency of 47.8 kWh/kg
- 20.2 kW building blocks provide unprecedented modularity in plant design
- Industry-leading precious metal utilization; 2,000 hours validated at 0.18 mg/W
- Production throughput to deliver in ~8 months vs. typical 18–24-month lead time
- Modular approach minimizes disruption during maintenance, ensuring production continuity

PGM Loading, Fusion Fuel Roadmap vs. Benchmark


PGM / mg W-1
2.50
1.25
0.80
0.51
0.25
0.18
0.10
0.07
0.03
FF SoA
R&D Validation
+2000 h
Field
Validation
FF Roadmap
Clean Hydrogen Roadmap
DoE Roadmap
S1
S2
2023
2024
2026
2030
2050

As of today, PGM[1] footprint of the HEVO is ~36% lower than US DoE Roadmap and ~80% lower than EU Clean Hydrogen Roadmap

[1] Platinum group metals (PGMs) comprise of platinum, palladium, rhodium, ruthenium, iridium and osmium. PGMs identified by the European Commission COM (2020) 474 as Critical Raw Materials due to Supply Chain Risk and Economic Importance, being South Africa and Russia the main global producers. 2 New anode design currently under field tests validation.

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ALL RIG HT S BELONG TO FUSION - FUEL 05 – 2023 MILESTONES

ALL RIG HT S BELONG TO FUSION - FUEL 24 2 – 3 – 1 – 4 – SALES & GRANTS o 2023 revenue target contracted o 2024 pipeline with confirmed orders x Secure grants for company - owned plants and for third - party projects TECH DEVELOPMENT x Finalize trials and development of HEVO - Chain o Introduce O2 Capture System PROJECT DEVELOPMENT o Kick - off development of projects that will be in construction in 2023 and 2024 o Secure required licenses / permits for existing project portfolio Our key milestones for 2023: PRODUCTION o Expand production capacity to 50 MW 5 – SAFETY x Health & Safety as a core pillar of Firm’s culture x Implement robust safety protocols o Zero significant safety incidents Company - wide x Complete o In Progress 05 – 2023 MILESTONES

ALL RIG HT S BELONG TO FUSION - FUEL 25 1. Commence commercial activities in Northern Europe ▪ Began offering the HEVO - Chain solution to potential clients in Northern Europe during Q3 of 2023 2. Strengthen balance sheet and capital position ▪ In discussions with investors and prospective capital providers to strengthen liquidity position ▪ Current approach is to secure sufficient capital to meaningfully extend runway to execute on near - term value milestones, then further solidify our balance sheet from a position of greater strength 3. Develop technology for large - scale projects ▪ HEVO - Chain offerings developed for both 5 & 10 MW scale projects and can be scaled up using established modules 4. Continue to prioritize corporate culture ▪ Implement systems to support transition from an early - stage to a growth - stage, more mature company ▪ Continue to right size company structure and costs, making strategic resource allocation changes 5. Pursue strategic commercial and production partnerships ▪ Established strategic partnership for Italy. Pursuing other partnerships for certain European countries and other markets whe re Fusion Fuel is not currently active or that are of strategic importance 05 – 2023 STRATEGIC PRIORITIES

ALL RIG HT S BELONG TO FUSION - FUEL Q&A